UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

62544X

(CUSIP Number of Class of Securities)

(Underlying Shares of Common Stock)

James L. Mandel

Chief Executive Officer

Multiband Corporation

5605 Green Circle Drive

Minnetonka, MN

(763) 504-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michele D. Vaillancourt

Philip T. Colton

Winthrop & Weinstine, P.A.

Capella Tower

225 South 6th Street, Suite 3500

Minneapolis, MN

(612) 604-6400

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,619,049	$493.64

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$493.64
Form or Registration No.:	Schedule TO

Filing Party:	Multiband Corporation
Date Filed:	July 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 1 TO

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Multiband Corporation, a Minnesota corporation (the “Company”), on July 31, 2013 (the “Schedule TO”). This Amendment No. 1 is being filed for the purpose of clarifying the conditions of the offer to the holders of all outstanding options to purchase shares of the Company’s common stock (the “Options”) under the Company’s 1999 Stock Compensation Plan upon the terms and conditions set forth in the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013, as amended pursuant to the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated August 6, 2013 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to this Amendment No. 1 to Schedule TO.

This offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) is being made in connection with the proposed merger (the “Merger”) of the Company with Manatee Merger Sub Corporation (the “Merger Sub”), a wholly-owned subsidiary of Goodman Networks Incorporated, a Texas corporation (the “Parent”), pursuant to that certain Agreement and Plan of Merger dated May 21, 2013 by and among the Company, the Merger Sub and the Parent (as may be amended from time to time, the “Merger Agreement”) filed as Exhibit (d)(1) to the Schedule TO.

As described above, pursuant to this Amendment No. 1, the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(i) are being amended to clarify the conditions of the Offer. Exhibits (a)(1)(ii) and (a)(1)(iii) to the Schedule TO are amended to refer to the Offer to Purchase dated July 31, 2013, as amended August 6, 2013. All other terms and conditions of the Schedule TO and all Exhibits thereto, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options, remain unchanged and in full force and effect.

Item 1.          Summary Term Sheet.

(a)          The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.          Subject Company Information.

(b)          Securities. The information set forth under the caption “The Offer” in the Offer to Purchase is incorporated herein by reference.

(c)          Trading Market and Price. The information set forth under the caption “The Offer – Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

Item 4.          Terms of the Transaction.

(a)          Material Terms. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Offer,” “Certain Significant Considerations” and “The Offer” in the Offer to Purchase is incorporated herein by reference.

Item 6.          Purposes of the Transactions and Plans or Proposals.

(a)          Purposes. The information set forth under the caption. “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.          Source and Amount of Funds or Other Consideration.

( b)          Conditions. The information set forth under the caption “The Offer – Conditions” in the Offer to Purchase is incorporated herein by reference.

Item 12.         Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013, as amended August 6, 2013.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase dated July 31, 2013 as amended August 6, 2013.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options as amended August 6, 2013.
(a)(1)(iv)*	Form of Letter to Optionholders dated July 31, 2013.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)*	Agreement and Plan of Merger by and among Goodman Networks Incorporated, Manatee Merger Sub Corporation and Multiband Corporation dated as of May 21, 2013 is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Multiband Corporation with the Securities and Exchange Commission on May 22, 2013.
(d)(2)*	Definitive Proxy Statement of Multiband Corporation is incorporated herein by reference to the Schedule 14A filed by Multiband Corporation with the Securities and Exchange Commission on July 26, 2012.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

	By:	/s/ James L. Mandel
Name: James L. Mandel
Title: Chief Executive Officer

Date: August 6, 2013

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock of Multiband Corporation dated July 31, 2013, as amended August 6, 2013.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase dated July 31, 2013 as amended August 6, 2013.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options as amended August 6, 2013.
(a)(1)(iv)*	Form of Letter to Optionholders dated July 31, 2013.
(d)(1)*	Agreement and Plan of Merger by and among Goodman Networks Incorporated, Manatee Merger Sub Corporation and Multiband Corporation dated as of May 21, 2013 is incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Multiband Corporation with the Securities and Exchange Commission on May 22, 2013.
(d)(2)*	Definitive Proxy Statement of Multiband Corporation is incorporated herein by reference to the Schedule 14A filed by Multiband Corporation with the Securities and Exchange Commission on July 26, 2012.

* Previously filed.

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